Mail Stop 3561

January 4, 2009

Mr. Ronald A. Malone
Chief Executive Officer
Gentiva Health Services, Inc.
3 Huntington Quadrangle, Suite 200S
Melville, New York 11747-4627

**Re:** **Gentiva Health Services, Inc.**
**Form 10-K for the Fiscal Year Ended December 30, 2007**
**Supplemental Response dated December 3, 2008**
**File No. 001-15669**

Dear Mr.  Malone:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

John Reynolds
Assistant Director

cc:     Stacy S. Ingram, Esq.
        FAX:  (404) 527-4801